SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 16, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on September 16, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 September, 2008
ING expects limited impact from Lehman Brothers exposure
ING announced today that, in light of the exceptional turbulence in global financial markets, it wants to inform its stakeholders that the total direct impact of Lehman Brothers’ Chapter 11 filing on ING’s profit and loss account is estimated to be around EUR 100 million on a pre-tax basis:
•	The gross lending and bond exposure is approximately EUR 200 million. Taking into account hedges and collateral, the expected impact of these positions on the pre-tax P&L is around EUR 40 million.

•	ING is currently executing an orderly settlement of transactions and is in the process of replacing derivative positions. ING estimates the impact of these actions at around EUR 60 million on the pre-tax P&L, based on current market prices.
Press enquiries
Raymond Vermeulen
ING
+31 20 541 5682
Raymond.Vermeulen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: September 16, 2008